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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                          PACIFIC SCIENTIFIC COMPANY
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    694806
- -------------------------------------------------------------------------------
                                (CUSIP Number)


            David C. Burgess, Esq./Law Offices of Dixon R. Howell
      One Almaden Boulevard, Suite 620, San Jose, CA 95113 408-275-6300
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 JUNE 3, 1996
- -------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- ----------------                                        -----------------------
CUSIP NO. 694806                                        Page ____ of ____ Pages
- ----------------                                        -----------------------

- -------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Louis J. Petralli -- ###-##-####
- -------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
- -------------------------------------------------------------------------------
 3   SEC USE ONLY

- -------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     00
- -------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
- -------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              659,364
                  -------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             None
                  -------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

    REPORTING             659,364
                  -------------------------------------------------------------
     PERSON         10    SHARED DISPOSITIVE POWER

      WITH                None
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     659,364
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D (AMENDMENT NO. 1)


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number and percentage of Common Stock of the Issuer beneficially owned by the reporting person:
                 --------------------------------------------------------------

                 No. of Shares:            659,364
                 Percent of Class:         5.43%

         (b)     Sole power to vote or to direct the vote:
                 --------------------------------------------------------------

                 659,364 shares

                 Shared power to vote or to direct the vote:
                 --------------------------------------------------------------

                 None

                 Sole power to dispose or to direct the disposition:
                 --------------------------------------------------------------

                 659,364 shares

                 Shared power to dispose or to direct the disposition:
                 --------------------------------------------------------------

                 None

         (c) The following transactions in the class of securities reported have been effected during the past sixty days:

                                                 Settlement    Manner of
                   Transaction      Trade Date      Date         Trade
                   -----------      ----------   ----------   -----------
                 Sale of 100,000     4/22/96       4/25/96     Solicited
                 shares by Louis                               order via
                 J. Petralli at                               Smith Barney
                 $18.125 per share

                 Sale of 8,000       4/23/96       4/26/96     Solicited
                 shares by Louis                               order via
                 J. Petralli at                               Smith Barney
                 $19 per share

                 Sale of 10,000      5/21/96       5/24/96    Unsolicited
                 shares by Louis                               order via
                 J. Petralli at                               Smith Barney
                 $20.375 per share

                                                 Settlement    Manner of
                   Transaction      Trade Date      Date         Trade
                   -----------      ----------   ----------   ------------
                 Sale of 5,000        5/29/96      6/03/96    Unsolicited
                 shares by Louis                               order via
                 J. Petralli at                               Smith Barney
                 $18.525 per share

                 Sale of 10,000       5/30/96      6/04/96     Solicited
                 shares by Louis                               order via
                 J. Petralli at                               Smith Barney
                 $18.875 per share

         (d)     Not applicable.

         (e)     Not applicable.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




       June 6, 1996                        /s/ Louis J. Petralli
- ----------------------------            ---------------------------
           Date                                   Signature


                                              Louis J. Petralli
                                        ---------------------------
                                                 Name/Title





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